HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02060946

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

December 18, 2002

PROCESSED
JAN 1 4 2003
THOMSON FINANCIAL

SEC FILE NO. 82-4152

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 3 0 2002
WASH. D.C. 183

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Hansom Eastern (Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Hansom Eastern (Holdings) Limited (the "Company"), SEC File No. 82-4152, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the adoption of the new share option scheme and termination of the existing share option scheme , dated August 23, 2002, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on August 26, 2002;

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(2) The Company announcement regarding resignation of executive director, dated August 5, 2002; published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on August 6, 2002;

(3) The Company's circular regarding termination of existing share option scheme, adoption of new share option scheme and the renewal of the general mandates to issue and repurchase shares, dated July 30, 2002;

(4) The Company's announcement regarding final results for the year ended March 31, 2002 and notice of annual general meeting, dated July 18, 2002, published in (English version) in The Standard and published in (Chinese version) in Hong Kong Economic Times, both on July 19, 2002; and

(5) Annual report for the year ended March 31, 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Encl.

c.c. Hansom Eastern (Holdings) Limited

The Standard Monday, August 26, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

At the EGM held on 23rd August, 2002, the resolution relating to the adoption of the new share option scheme and the termination of the existing share option scheme was duly approved by the Shareholders.

Reference is made to the circular of Hansom Eastern (Holdings) Limited (the "Company") dated 30th July, 2002 (the "Circular") in relation to the proposals involving adoption of the new share option scheme and the termination of the existing share option scheme of the Company. Terms used in this announcement shall have the same meaning as defined in the Circular unless provided otherwise.

The Board is pleased to announce that at the EGM held on 23rd August, 2002, the resolution relating to the adoption of the new share option scheme and the termination of the existing share option scheme was duly approved by the Shareholders.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 23rd August, 2002

香港經濟日報
2002年8月26日 星期一

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

（於開曼群島註冊成立之有限公司）

採納新購股權計劃及終止現有購股權計劃

於二零零二年八月二十三日舉行之股東特別大會上，有關採納新購股權計劃及終止現有購股權計劃之決議案已獲股東正式通過。

茲提述恒盛東方控股有限公司（「本公司」）於二零零二年七月三十日刊發之通函（「該通函」）有關建議採納本公司新購股權計劃及終止現有購股權計劃。除文義另有所指外，本公佈所用詞彙與該通函所界定者具有相同涵義。

董事會欣然宣佈，於二零零二年八月二十三日舉行之股東特別大會上，有關採納新購股權計劃及終止現有購股權計劃之決議案已獲股東正式通過。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零二年八月二十三日

The Standard **Tuesday, August 6, 2002**

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
(Incorporated in the Cayman Islands with limited liability)

RESIGNATION OF EXECUTIVE DIRECTOR

The board of directors (the "Board") of Hansom Eastern (Holdings) Limited (the "Company") announces that Mr. Wang Chun Lin ("Mr. Wang") resigned as executive director of the Company with effect from 5th August, 2002.

The Board would like to take this opportunity to thank Mr. Wang for his valuable contribution to the Company in the past.

Shareholders of the Company are advised that Mr. Wang will not offer himself for re-election as director of the Company at the forthcoming annual general meeting to be held on 23rd August, 2002 in light of his resignation.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 5th August, 2002

香港經濟日報
2002年8月6日 星期二

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

執行董事辭任

恒盛東方控股有限公司（「本公司」）董事會（「董事會」）宣佈王春林先生（「王先生」）於二零零二年八月五日辭任本公司執行董事職務。

董事會謹藉此機會對王先生於過去為本公司所作出之寶貴貢獻致予感謝。

由於王先生已辭任，謹此知會本公司股東王先生於二零零二年八月二十三日舉行之應屆股東週年大會上將不會膺選連任為本公司之董事。

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零二年八月五日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hansom Eastern (Holdings) Limited, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

TERMINATION OF EXISTING SHARE OPTION SCHEME, ADOPTION OF NEW SHARE OPTION SCHEME AND THE RENEWAL OF THE GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

A notice convening an extraordinary general meeting of Hansom Eastern (Holdings) Limited to be held on Friday, 23rd August, 2002 at Banquet Room 9, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:10 a.m. (or so soon thereafter as the annual general meeting of the Company to be held at the same place and date at 9:00 a.m. shall have been concluded) is set out on pages 21 to 24 of this circular. Whether or not Shareholders are able to attend the extraordinary general meeting, Shareholders should complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the extraordinary general meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the extraordinary general meeting or any adjourned meeting, should Shareholders so wish.

30th July, 2002

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Adoption Date"	the date on which the proposed Scheme is adopted by ordinary resolution of the Company in general meeting, a notice of which is set out herein;
"associate"	the meaning ascribed thereto in Rule 1.01 of the Listing Rules;
"Auditors"	at any time means the auditors of the Company for the time being of the Company at that time;
"Board"	at any time means the board of Directors at that time or a duly authorised committee thereof;
"business day"	a day (excluding a Saturday) on which banks are generally open for business in Hong Kong;
"Company"	Hansom Eastern (Holdings) Limited, a company incorporated in the Cayman Islands with limited liabilities, the Shares of which are listed on the Stock Exchange;
"connected person"	a person who is a "connected person" of the Company as the term "connected person" is defined in the Listing Rules;
"Date of Grant"	in respect of an Option, the business day on which the Board resolves to make an Offer to a Participant;
"Directors"	the directors of the Company;
"EGM"	the extraordinary general meeting of the Company to be held on Friday, 23rd August, 2002 at 9:10 a.m. (or so soon thereafter as the annual general meeting of the Company to be held at the same place and date at 9:00 a.m. shall have been concluded), notice of which is set out herein;
"Existing Scheme"	the share option scheme adopted by the Company on 2nd July, 1999;

"Grantee"	any Participant who accepts the offer of the grant of an Option in accordance with the terms of the Scheme or (where the context so permits) a person entitled to any such Option in consequence of the death of the original Grantee;
"Group"	at any time, the Company and its Subsidiaries at that time;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	26th July, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Offer"	the date on which the grant of an Option is offered to a Participant pursuant to the Scheme;
"Option"	an option to subscribe for Shares granted pursuant to the Scheme;
"Option Period"	a period to be notified by the Board to each Grantee at the time of making an Offer which shall not expire later than 10 years from the Date of Grant;
"Participant"	any directors (including executive directors, non-executive directors and independent non-executive directors) of the Group and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group;
"Scheme"	the new share option scheme proposed to be approved by the Shareholders at the EGM, a summary of the principal terms of which is set out in Appendix II to this circular;

"Share(s)"	shares of HK$0.01 each in the capital of the Company or, if there has been a sub-division, reduction, consolidation, reclassification of or reconstruction of the share capital of the Company, the shares forming part of the ordinary equity share capital of the Company;
"Shareholder(s)"	at any time means holders of Shares at that time;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subscription Price"	the price per Share at which a Grantee may subscribe for Shares on the exercise of an Option pursuant to the Scheme;
"Subsidiaries"	at any time means a subsidiary (within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) or the Companies Law) of the Company at that time whether incorporated in Hong Kong, the Cayman Islands or elsewhere; and
"HK$"	Hong Kong dollars respectively, the lawful currency of Hong Kong.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement contained in this circular misleading.

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

Executive Directors
Mr. Kwong Wai Tim, William *(Managing Director)*
Ms. Yau Shum Tek, Cindy
Mr. Lai Ming Wai
Mr. Terrence Lai
Mr. Wang Chun Lin
Mr. Chen Peihua

Independent Non-executive Directors
Mr. Lam Ping Cheung
Mr. Kwong Kai Sing, Benny

Registered office:
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

Principal place of business in Hong Kong:
Suite 2601-2603
26/F., China Resources Building
26 Harbour Road, Wanchai
Hong Kong

30th July, 2002

To the Shareholders

Dear Sir or Madam,

TERMINATION OF EXISTING SHARE OPTION SCHEME, ADOPTION OF NEW SHARE OPTION SCHEME AND THE RENEWAL OF THE GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

INTRODUCTION

The Stock Exchange announced certain amendments to Chapter 17 (share option schemes) of the Listing Rules on 23rd August, 2001 which came into effect on 1st September, 2001. The Directors propose that the Company replace the Company's Existing Scheme by the Scheme to comply with the revised rules. A summary of the principal terms of the Scheme is set out in Appendix II to this circular.

DETAILS OF THE SCHEME

The purpose of the Scheme is to provide Participants with the opportunity to acquire proprietary interests in the Company and to encourage Participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

The Scheme does not specify a minimum period for which an Option must be held nor a performance target which must be achieved before an Option can be exercised. However, the rules of the Scheme provide that the Board may determine, at its sole discretion, such terms(s) on the grant of an Option, which decision may vary on a case by case basis. The basis for determination of the subscription price is also specified precisely in the rules of the Scheme. The Directors consider that the aforesaid criteria and rules will serve to preserve the value of the Company and encourage the Participants to acquire proprietary interests in the Company.

The Directors consider that it is not appropriate to state the value of all Options that can be granted under the Scheme as if they had been granted on the Latest Practicable Date as a number of variables which are crucial for the calculation of the Options' value have not been determined. Such variables include the exercise price, exercise period, any performance targets set and other relevant variables. The Directors believe that any calculation of the value of the Options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

The Scheme will take effect subject to (i) the passing of an ordinary resolution by the Shareholders necessary to approve and adopt the Scheme and to authorise the Directors to grant Options under the Scheme and to allot and issue Shares pursuant to the exercise of any Options, and (ii) the Listing Committee of the Stock Exchange granting the approval for the listing of and permission to deal in the Shares to be issued pursuant to the exercise of Options representing 10 per cent of the issued share capital of the Company as at the date of the EGM. If all of the above conditions are not satisfied on or before the date following 30 days after the Adoption Date, the Scheme will determine immediately, and any Option granted or agreed to be granted pursuant to the Scheme and any offer of such grant shall be of no effect and no person shall be entitled to any rights or benefits or be under any obligations under or in respect of the Scheme.

On termination of the Existing Scheme no further options may be granted under the Existing Scheme. As at the Latest Practicable Date, the Directors confirm that there are no outstanding options under the Existing Scheme and there are no other share option schemes of the Company other than the Existing Scheme.

An application has been made to the Stock Exchange for the approval of the listing of and permission to deal in Shares that may be issued pursuant to the exercise of subscription rights attaching to any Options representing 10 per cent. of the issued share capital of the Company as at the date of the EGM.

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,116,124,045 Shares. On the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the EGM, the maximum number of Shares that the Company would be allowed to issue upon exercise of the Options that may be granted under the New Scheme will be 311,612,404 Shares.

GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

The Directors are seeking the passing of ordinary resolutions at the EGM to give to the Directors new general mandates:

(i) to allot, issue and otherwise deal with new Shares with an aggregate nominal amount not exceeding 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the EGM; and

(ii) to repurchase Shares with an aggregate nominal amount not exceeding 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing the proposed resolution at the EGM.

The Directors will also propose a separate ordinary resolution at the EGM to add to the mandate to issue those Shares repurchased by the Company pursuant to the repurchase mandate granted to the Directors at the EGM.

EXTRAORDINARY GENERAL MEETING

The notice of the EGM is set out on pages 21 to 24 of this circular. A form of proxy for use at the EGM is enclosed. Whether or not Shareholders are able to attend the EGM in person, Shareholders should complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road, Central, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM or any adjournment thereof should Shareholders so wish.

RECOMMENDATION

The Directors are of the opinion that the proposed termination of the Existing Scheme, the adoption of the Scheme and the renewal of the general mandates to issue and repurchase Shares are in the best interests of the Company and the Shareholders as a whole, and so recommend Shareholders to vote in favour of all the resolutions to be proposed at the EGM.

DOCUMENT AVAILABLE FOR INSPECTION

A copy of the Scheme is available for inspection during business hours at the Company's principal place of business in Hong Kong at Suite 2601-2603, 26/F, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong from the date of this circular up to 22nd August, 2002 (both days inclusive).

Your attention is also drawn to the additional information set out in the appendices to this circular.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

This section includes explanatory statements required by the Stock Exchange to be presented to Shareholders concerning the mandate to repurchase Shares proposed to be granted to the Directors.

1. STOCK EXCHANGE RULES FOR REPURCHASES OF SECURITIES

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which is summarised below:

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved by shareholders in advance by an ordinary resolution, either by way of a general mandate or by a specific approval of a particular transaction and that the securities to be repurchased must be fully paid up.

2. FUNDING OF REPURCHASES

Any repurchases will be made out of funds which are legally available for the purpose in accordance with the memorandum and articles of association of the Company and the Companies Law of the Cayman Islands. As compared with the financial position of the Company as at 31st March, 2002 (being the date of its latest audited accounts), the Directors consider that there will not be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period.

The Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing ratio which in the opinion of the Directors are from time to time appropriate for the Company.

3. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,116,124,045 Shares.

Subject to the passing of the relevant ordinary resolution to approve the general mandates to issue and repurchase securities (the "Repurchase Proposal") and on the basis that no further Shares are issued or repurchased between the Latest Practicable Date and the EGM, the Company would be allowed under the Repurchase Proposal to repurchase a maximum of 311,612,404 Shares.

4. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earning per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

5. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the repurchase mandate in accordance with the Listing Rules, the applicable laws of Cayman Islands and in accordance with the memorandum and articles of association of the Company.

6. EFFECT OF TAKEOVERS CODE

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers. As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of Hong Kong Code on Takeovers and Mergers. At the Latest Practicable Date, Mainland Talent Developments Limited who held approximately 23.33 per cent. of the issued share capital of the Company was the only substantial Shareholder holding 10 per cent. or more of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the shareholding of Mainland Talent Developments Limited together with its associates in the Company would be increased to approximately 25.92 per cent. of the issued share capital of the Company and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Hong Kong Code on Takeovers and Mergers. Save as aforesaid and as at the Latest Practicable Date, the Directors are not aware of any consequence which the exercise in full of the repurchase mandate would have under the Hong Kong Code on Takeovers and Mergers.

7. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors, having made all reasonable enquiries, any of their respective associates has any present intention, in the event that the proposed securities repurchase mandate is approved by Shareholders, to sell Shares to the Company. No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company in the event that the Company is authorised to make repurchases of Shares.

8. GENERAL

No repurchase of Shares has been made by the Company during in the preceding six months (whether on the Stock Exchange or otherwise) ending on the Latest Practicable Date.

The highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the previous twelve months immediately prior to the Latest Practicable Date were as follows:

	Shares	
	Highest	**Lowest**
	HK$	*HK$*
July 2001	0.217	0.095
August 2001	0.114	0.098
September 2001	0.104	0.080
October 2001	0.115	0.080
November 2001	0.116	0.096
December 2001	0.152	0.099
January 2002	0.195	0.120
February 2002	0.192	0.156
March 2002	0.172	0.134
April 2001	0.169	0.139
May 2002	0.188	0.149
June 2002	0.184	0.164

The followings is a summary of the principal terms of the Scheme.

1. The purpose of the Scheme is to provide Participants with the opportunity to acquire proprietary interests in the Company and to encourage Participants to work towards enhancing the value of the Company and its Shares for the benefit of the Company and its Shareholders as a whole.

2. The Scheme shall be subject to the administration of the Board whose decision as to all matters arising in relation to the Scheme or its interpretation or effect shall be final and binding on all parties.

3. The categories of the Participant under the Scheme are any directors (including executive directors, non-executive directors and independent non-executive directors) of the Group and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters, service providers to the Group who the Board considers, in its sole discretion, have contributed or will contribute to the Group.

4. Each grant of Options to any director, chief executive or substantial shareholder (as defined in the Listing Rules) of the Company, or any of their respective associates shall be subject to the prior approval of the independent non-executive directors of the Company (excluding any independent non-executive director who is the proposed Grantee of the Option or an associate thereof). Where any grant of Options to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, would result in the Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled or outstanding) to such person in the 12 month period up to and including the date of such grant:

   (i) representing in aggregate over 0.1 per cent. (or such other percentage as may from time to time be specified by the Stock Exchange) of the Shares in issue; and

   (ii) having an aggregate value, based on the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant, in excess of HK$5 million (or such other amount as may from time to time be specified by the Stock Exchange),

such grant of Options shall be subject to prior approval by resolution of the Shareholders (voting by way of poll) on which all connected persons of the Company shall abstain from voting in favour but (for the avoidance of doubt), any connected person may without affecting the validity of the relevant resolution vote against the relevant resolution at the general meeting provided that his intention to do so has been stated in the circular to be sent to the Shareholders in connection therewith.

5. No Offer shall be made to, nor shall any Offer be capable of acceptance by, any Participant at a time when the Participant would or might be prohibited from dealing in the Shares by the Listing Rules or by any other applicable rules, regulations or law.

6. The maximum number of Shares in respect of which Options may be granted to Grantees under the Scheme and other share option schemes of the Company shall not exceed 30 per cent. in nominal amount of the issued share capital of the Company from time to time ("Scheme Limit").

   (i) The maximum number of Shares in respect of which Options may be granted under this Scheme shall not (when aggregated with any Shares subject to any other share option scheme(s) of the Company) exceed 10 per cent. in nominal amount of the issued share capital of the Company on the Adoption Date (the "Scheme Mandate Limit"). Option lapsed in accordance with the terms of this Scheme will not be counted for the purpose of calculating the Scheme Mandate Limit.

   (ii) The Scheme Mandate Limit referred to in paragraph 6(i) may be renewed at any time subject to prior Shareholders' approval but in any event shall not exceed 10 per cent. of the issued share capital of the Company as at the date of approval of the renewal of the Scheme Mandate Limit. Option previously granted under this Scheme or any other share option schemes (including those outstanding, cancelled, lapsed in accordance with the terms or exercised options) will not be counted for the purpose of calculating the refreshed Scheme Mandate Limit.

(iii) The Company may grant Options beyond the Scheme Mandate Limit to Participants if:

(a) the Company has first sent a circular to Shareholders containing a generic description of the specified Participants in question, the number and terms of the Options to be granted, the purpose of granting Options to the specified Participants with an explanation as to how the terms of the Options serve such purpose; and

(b) separate Shareholder's approval has been obtained.

7. The maximum number of Shares in respect of which Options may be granted to a specifically identified single Grantee under the Scheme shall not (when aggregated with any Shares subject to any other share option scheme(s) of the Company) in any 12-month period exceed 1 per cent. of the Shares in issue (the "Individual Limit"). The Company may grant Options beyond the Individual Limit to a Participant at any time if:

(i) the Company has first sent a circular to Shareholders containing the identity of the Participant in question, the number and terms of the Options to be granted (and Options previously granted to such Participant); and

(ii) separate Shareholder's approval has been obtained in general meeting with the proposed relevant Grantee (as the case may be) and his associates abstaining from voting.

8. The Option Period is a period to be notified by the Board to each Grantee at the time of making an Offer which shall not expire later than 10 years from the Date of Grant.

9. On and subject to the terms of the Scheme, the Board shall be entitled at any time within 10 years after the Adoption Date to make an Offer to any Participant as the Board may in its absolute discretion select to take up an Option pursuant to which such Participate may, during the Option Period, subscribe for such number of Shares as the Board may determine at the Subscription Price. The Offer shall specify the terms on which the Option is to be granted. Such terms may at the discretion of the Board, include (i) a minimum period for which an Option must be held before it can be exercised and/or (ii) a performance target that must be reached, before the Option can be exercised in whole or in part; and (iii) any other terms, all of which may be imposed (or not imposed) either on a case-by-case basis or generally.

10. An Offer shall be deemed to have been accepted and an Option shall be deemed to have been granted and accepted and shall take effect when the duplicate letter comprising acceptance of the Offer duly signed by the Grantee with the number of Shares in respect of which the Offer is accepted clearly stated therein together with a remittance in favour of the Company of HK$1.00 by way of consideration for the grant thereof is received by the Company. Such remittance shall in no circumstances be refundable. An Offer shall be made to a Participant by letter in such form as the Board may from time to time determine requiring the Participant to undertake to hold the Option on the terms on which it is to be granted and to be bound by the provisions of the Scheme and shall remain open for acceptance by the Participant concerned for a period of 28 days from the Date of Grant.

11. The Subscription Price shall be determined by the Board in its absolute discretion but in any event shall not be less than the greater of:

    (i) the closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange on the Date of Grant;

    (ii) the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days immediately preceding the Date of Grant; and

    (iii) the nominal value of a Share.

12. The Shares to be allotted upon the exercise of an Option shall be subject to all the provisions of the memorandum and articles of association of the Company for the time being in force and shall rank pari passu in all respects with the fully paid Shares in issue on the date on which those Shares are allotted on exercise of the Option and accordingly shall entitle the holders to participate in all dividends or other distributions paid or made after the date on which Shares are allotted other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date thereof shall be on or before the date on which the Shares are allotted.

13. Subject to the provisions of the Scheme, the Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options shall be offered or granted but the provisions of the Scheme shall remain in full force and effect in all other respects. Options granted during the life of the Scheme shall continue to be exercisable in accordance with their terms of grant after the end of the ten-year period.

14. In the event of the Grantee ceasing to be a Participant by reason of his death, his legal personal representative(s) may exercise the Option up to the Grantee's entitlement (to the extent not already exercised) within the period of 12 months following his death provided that where any of the events set out in paragraphs 18, 19, 20 and 21 occurs prior to his death or within such period of 6 months following his death, then his personal representative(s) may so exercise the Option within such of the various periods respectively set out in such paragraphs provided further that if within a period of 3 years prior to the Grantee's death, the Grantee had committed any of the acts specified in paragraph 22(f) which would have entitled the Company to terminate his employment prior to his death, the Board may at any time forthwith terminate the Option (to the extent not already exercised) by written notice to the Grantee's legal personal representative(s) and/or to the extent the Option has been exercised in whole or in part by his legal personal representative(s), but Shares have not been allotted, he shall be deemed not to have so exercised such Option and the Company shall return to him the amount of the Subscription Price for the Shares in respect of the purposed exercise of such Option;

15. In the event of a Grantee who is an employee or a director of the Company or another member of the Group ceasing to be a Participant for any reason other than his death or the termination of his employment or directorship on one or more of the grounds specified in paragraph 22(f), the Option (to the extent not already exercised) shall lapse on the date of cessation of such employment (which date shall be the last actual working day with the Company or the relevant Subsidiary whether salary is paid in lieu of notice or not) and shall cease to be exercisable provided that the Board one month from the date of such cessation otherwise determines that the Option (or such remaining part thereof) shall become exercisable within such period as the Board may determine following the date of such cessation;

16. In the event of a Grantee who is not an employee or a director of the Company or another member of the Group ceasing to be a Participant as and when determined by the Board by resolution for any reason other than his death the Board may by written notice to such Grantee within one month from the date of such cessation determine the period within which the Option (or such remaining part thereof) shall be exercisable following the date of such cessation;

17. In the event of the Grantee ceasing to be a Participant by reason of the termination of his employment or directorship on one or more of the grounds specified in paragraph 22(f) and the Grantee has exercised the Option in whole or in part pursuant to the Scheme, but Shares have not been allotted to him, the Grantee shall be deemed not to have so exercised such Option and the Company shall return to the Grantee the amount of the Subscription Price for the Shares in respect of the purported exercise of such Option;

18. If a general offer by way of takeover or otherwise (other than by way of scheme of arrangement pursuant to paragraph 19 below) is made to all the holders of Shares (or all such holders other than the offeror, any person controlled by the offeror and any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional prior to the expiry date of the relevant Option, the Company shall forthwith give notice thereof to the Grantee and the Grantee shall be entitled to exercise the Option at any time within such period as shall be notified by the Board;

19. If a general offer for Shares by way of scheme of arrangement is made to all the holders of Shares and has been approved by the necessary number of holders of Shares at the requisite meetings, the Company shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be notified by the Board) exercise the Option;

20. In the event a notice is given by the Company to its Shareholders to convene a Shareholders' meeting for the purpose of considering and, if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to the Grantee and the Grantee may at any time thereafter (but before such time as shall be notified by the Company) exercise the Option, and the Company shall as soon as possible and in any event no later than three days prior to the date of the proposed Shareholders' meeting, allot, issue and register in the name of the Grantee such number of fully paid Shares which fall to be issued on exercise of such Option; and

21. In the event of a compromise or arrangement, other than a scheme of arrangement contemplated in paragraph 19 above, between the Company and its members or creditors being proposed in connection with a scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all Grantees on the same day as it gives notice of the meeting to its members or creditors to consider such a scheme or arrangement and the Grantee may at any time thereafter but before such time as shall be notified by the Company exercise the Option, and the Company shall as soon as possible and in any event no later than three days prior to the date of the proposed meeting, allot, issue and register in the name of the Grantee such number of fully paid Shares which fall to be issued on exercise of such Option.

22. An Option shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

    (a) the expiry of the Option Period (subject to the provisions of the Scheme);

    (b) the expiry of the periods referred to in paragraphs 14-21;

(c) the expiry of the period referred to in paragraph 18 provided that if any court of competent jurisdiction makes an order the effect of which is to prohibit the offeror from acquiring the remaining Shares in the Offer, the relevant period within which Options may be exercised shall not begin to run until the discharge of the order in question or unless the offer lapses or is withdrawn before that date;

(d) subject to the scheme of arrangement (referred to in paragraph 19) becoming effective, the expiry of the period for exercising the Option as referred to in paragraph 19;

(e) the date of the commencement of the winding-up of the Company;

(f) the date on which the Grantee (if an employee or director of the Company or another member of the Group) ceases to be a Participant by reason of the termination of his employment or directorship on the grounds that he has been guilty of serious misconduct, or appears either to be unable to pay or to have no reasonable prospect of being able to pay his debts or has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or on any other grounds on which an employer would be entitled to terminate his employment summarily. A resolution of the Board to the effect that the employment of a Grantee has or has not been terminated on one or more of the grounds specified in this paragraph 22(f) shall be conclusive;

(g) the date on which the Grantee commits a breach of paragraph 23; and

(h) subject to paragraph 15, the date the Grantee, ceases to be a Participant for any other reason.

23. An Option shall be personal to the Grantee and shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any other person over or in relation to any Option. Any breach of the foregoing shall entitle the Company to cancel any outstanding Option or part thereof granted to such Grantee without incurring any liability on the part of the Company.

24. In the event of any alteration to the capital structure of the Company whilst any Option remains exercisable, arising from capitalisation of profits or reserves, rights issue, consolidation, subdivision or reduction of the share capital of the Company, other than any alternation in the capital structure of the Company as a result of an issue of Shares as consideration in a transaction to which the Company is a party, such corresponding alterations (if any) shall be made in:

(a) the number or nominal amount of Shares subject to the Option so far as unexercised;

(b) the Subscription Price;

(c) the securities to which the Option relates; and

(d) the method of exercise of the Option,

or any combination thereof as the Auditors or the independent financial adviser to the Company shall at the request of the Company certify in writing to the Board either generally or as regards any particular Grantee to be in their opinion fair and reasonable provided that any such adjustments give a Grantee the same proportion of equity capital of the Company as to which that Grantee was previously entitled but no such alterations shall be made the effect of which would be to enable a Share to be issued at less than its nominal value. The capacity of the Auditors or the independent financial adviser to the Company in this paragraph is that of experts and not of arbitrators and their certification shall, in the absence of manifest error, be final and binding on the Company and the Grantees. The costs of the Auditors or the independent financial adviser to the Company shall be borne by the Company.

25. The Company by ordinary resolution in general meeting or by resolution of the Board may at any time terminate the operation of the Scheme and in such event no further Options will be offered or granted but in all other respects the provisions of the Scheme shall remain in full force and effect. Options which are granted during the life of the Scheme and remain unexpired immediately prior to the termination of the operation of the Scheme shall continue to be exercisable in accordance with their terms of issue after the termination of the Scheme.

26. Those specific provisions of the Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of Participants, and no changes to the authority of the Board in relation to any alteration of the terms of the Scheme shall be made, without the prior approval of Shareholders in general meeting. Any alterations to the terms and conditions of the Scheme which are of a material nature, or any change to the terms of Options granted, must also, to be effective, be approved by the Shareholders in general meeting, except where the alterations take effect automatically under the existing terms of the Scheme.

27. Notwithstanding any other provision of the Scheme, the Board shall be entitled at its absolute discretion at any time and from time to time to cancel any Option, either in whole or in part, after notice of exercise thereof has been given by the Grantee but before the Company has issued and allotted any Shares pursuant to the exercise of that Option, by giving notice in writing to the Grantee stating that such Option is thereby cancelled.

28. If any Option shall be cancelled pursuant to paragraph 27, the Grantee shall, subject as provided in the Scheme, be entitled to be paid by the Company a refund of the Subscription Price paid on exercise of such Option together with an additional payment in cash to compensate him for such cancellation, calculated in accordance with the formula below. Such refund and payment shall be made within 14 business days of the Company giving notice of such cancellation and once such refund and payment has been made by the Company, the Grantee shall have no other claim against the Company in connection with any Option so cancelled. The amount of payment shall be calculated by reference to the following formula:

$$(A \times B) - C$$

where

A: is the number of Shares that would have been issued on exercise of the Option (the "Applicable Shares");

B: is the average closing price of the Shares as stated in the daily quotations sheets issued by the Stock Exchange for the five business days on which the Stock Exchange is open for business last preceding the date the Company receives notice of exercise of the Option; and

C: is the aggregate Subscription Price for the Applicable Shares,

provided that if the calculation shall result in a negative figure it shall be deemed to zero.

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held on Friday, 23rd August, 2002 at Banquet Room 9, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:10 a.m. (or so soon thereafter as the annual general meeting of the Company to be held at the same place and date at 9:00 a.m. shall have been concluded) for the purpose of considering and, if thought fit, passing the following resolutions, which will be proposed as Ordinary Resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**:

conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited granting the approval for the listing of and permission to deal in the shares of the Company, representing 10 per cent. of the issued share capital of the Company as at 23rd August, 2002, to be issued pursuant to the exercise of any options (the "Options") granted under the share option scheme of the Company (the "Share Option Scheme"), a copy of which has been produced to this meeting marked "A" and signed by the chairman of the meeting for the purpose of identification:

(i) the existing share option scheme of the Company adopted on 2nd July, 1999 be and is hereby terminated; and

(ii) the Share Option Scheme be and is hereby approved and adopted and the directors of the Company be and are hereby authorised, at their absolute discretion, to grant Options and to allot and issue shares of the Company."

2. "**THAT**:

(A) subject to paragraph (C) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with unissued shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the Directors be and are hereby authorised during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into shares of the Company) which might require the exercise of such powers during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph 2(A) and (B), otherwise than pursuant to a Rights Issue (as hereinafter defined) or pursuant to the exercise of any options granted under the share option scheme adopted by the Company or an issue of shares upon the exercise of subscription rights attached to the warrants which might be issued by the Company or an issue of shares in lieu of the whole or part of a dividend on shares or any scrip dividend scheme or similar arrangement in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the time of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or any applicable law of Cayman Islands to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors to holders of shares on the register of members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange)."

3. "THAT:

(A) subject to paragraph (C) below, the exercise by the directors of the Company ("Directors") during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, and that the exercise by the Directors of all powers of the Company to repurchase such securities are subject to and in accordance with all applicable laws, be and is hereby, generally and unconditionally approved;

(B) the approval in paragraph (A) shall be in addition to any other authorisation given to the Directors and shall authorise the Directors on behalf of the Company during the Relevant Period to procure the Company to repurchase its shares at a price determined by the Directors;

(C) the aggregate nominal amount of share capital of the Company repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (A) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the time of passing this resolution; and

(D) for the purposes of this resolution:

"Relevant Period" means the period from the time of the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of association of the Company or any applicable law of Cayman Islands to be held; and

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

4. "**THAT** conditional upon the passing of the ordinary resolutions numbered 2 and 3 in the notice convening a meeting of the Company dated 30th July, 2002, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and in accordance with the said resolution numbered 3 shall be added to the aggregate nominal amount of the share capital of the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the resolution numbered 2 set out in that notice of meeting dated 30th July, 2002."

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 30th July, 2002

Notes:

1. The register of members of the Company will be closed from Wednesday, 21st August, 2002 to Friday, 23rd August, 2002, both days inclusive, during which period no transfer of shares will be registered. In order to be a member of the Company entitled to attend and vote at the extraordinary general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on Tuesday, 20th August, 2002.

2. Any member of the Company entitled to attend and vote at the meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Company's share registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than for 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.

4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

5. A form of proxy for use at the extraordinary general meeting is enclosed herewith.

此乃要件　請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之恒盛東方控股有限公司股份全部售出或轉讓，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或送交經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

終止現有購股權計劃、採納新購股權計劃及重續發行及購回股份之一般授權

恒盛東方控股有限公司謹訂於二零零二年八月二十三日星期五上午九時十分（或緊隨本公司於同日上午九時正在同一地點舉行之股東週年大會結束後）假座香港北角城市花園道9號城市花園酒店宴會廳9號舉行股東特別大會，召開股東特別大會之通告載於本通函第21至第24頁。無論　閣下是否能夠出席股東特別大會，務請依照隨附之代表委任表格上印列之指示，將該表格填妥及儘快交回本公司股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何須於股東特別大會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東屆時仍可親身出席股東特別大會或其任何續會並於會上投票。

二零零二年七月三十日

目　錄

於本通函內，除文義另有所指外，下列詞彙具有下述涵義：

「採納日期」	指	本公司於股東大會上以普通決議案採納建議計劃之日期，其通告載於本通函內；
「聯繫人士」	指	上市規則第1.01條所賦之涵義；
「核數師」	指	本公司當時之核數師；
「董事會」	指	當時之董事會或其正式授權委員會；
「營業日」	指	香港銀行一般營業日（不包括星期六）；
「本公司」	指	恒盛東方控股有限公司，於開曼群島註冊成立之有限公司，其股份於聯交所上市；
「關連人士」	指	上市規則所界定之「關連人士」為本公司之「關連人士」；
「授出日期」	指	就購股權而言，董事會議決向參與人提出要約之營業日；
「董事」	指	本公司董事；
「股東特別大會」	指	本公司將於二零零二年八月二十三日星期五上午九時十分（或緊隨本公司於同日上午九時正在同一地點舉行之股東週年大會結束後）舉行之股東特別大會，其通告載於本通函內；
「現有計劃」	指	本公司於一九九九年七月二日採納之購股權計劃；

「承授人」	指	根據計劃條款接納授出購股權要約之任何參與人或(如文義許可)因原承授人身故而享有任何有關購股權之人士;
「本集團」	指	本公司或其當時之附屬公司;
「香港」	指	中華人民共和國香港特別行政區;
「最後實際可行日期」	指	二零零二年七月二十六日,即本通函付印前確定其所載若干資料之最後實際可行日期;
「上市規則」	指	聯交所證券上市規則;
「要約」	指	根據計劃向參與人要約授予購股權之日期;
「購股權」	指	根據計劃授出可認購股份之購股權;
「購股權期間」	指	董事會於作出要約時知會各承授人之期間,惟不得超過授出日期起計十年;
「參與人」	指	本集團任何董事(包括執行董事、非執行董事及獨立非執行董事)及本集團之僱員及董事會以完全酌情權認為對本集團作出或將作出貢獻之任何顧問、諮詢人、分銷商、承包商、供應商、代理、客戶、業務夥伴、合營業務夥伴、發起人、服務供應商;
「計劃」	指	將於股東特別大會上提呈由股東批准之新購股權計劃,其主要條款概要載於本通函附錄二;

「股份」	指	本公司股本中每股面值0.01港元之股份或倘拆細、削減、合併、重新分類或重組本公司股本，所組成本公司普通股股本之股份；
「股東」	指	股份持有人；
「聯交所」	指	香港聯合交易所有限公司；
「認購價」	指	根據計劃承授人於行使購股權認購股份時之每股價格；
「附屬公司」	指	本公司當時之附屬公司（定義見香港法例第32章公司法），不論在香港、開曼群島或其他地方註冊成立；及
「港元」	指	港元，香港法定貨幣。

責任聲明

本通函載有符合上市規則規定之詳情，以便提供本集團之資料。董事願就本通函所載之資料之準確性共同及各別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及相信，本通函並無遺漏任何其他事實，致使本通函所載之任何聲明產生誤導。

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

執行董事
鄺維添先生（董事總經理）
邱深笛女士
黎明偉先生
黎穎恒先生
王春林先生
陳培華先生

獨立非執行董事
林炳昌先生
鄺啟成先生

註冊辦事處：
P.O. Box 309
George Town
Grand Cayman
Cayman Islands
British West Indies

香港主要營業地點：
香港
灣仔港灣道26號
華潤大廈26樓
2601-2603室

敬啟者：

終止現有購股權計劃、
採納新購股權計劃
及
重續發行及購回股份之一般授權

緒言

聯交所於二零零一年八月二十三日公佈上市規則第17章（購股權計劃）若干修訂，並於二零零一年九月一日起生效。董事建議本公司以計劃取代本公司現有計劃，以符合經修訂規則。計劃主要條款概要載於本通函附錄二。

計劃詳情

計劃旨在向參與人提供認購本公司所有權之機會，以及鼓勵參與人致力提高本公司及股份價值，以符合本公司及其股東之整體利益。

計劃並無列明購股權必須持有之最低期限或行使購股權前必須達致之表現目標，惟計劃規則規定董事會可完全酌情決定授出購股權之條款，而有關決定按個別情況而定。釐定認購價之基準亦於計劃內清楚列明。董事認為上述標準及規則可保存本公司之價值及鼓勵參與人認購本公司之所有權。

董事認為不適宜列出計劃項下可授出之所有購股權之價值，猶如該等購股權已於最後實際可行日期授出，原因為計算該等購股權價值之多項關鍵性變數仍未確定。該等變數包括行使價、行使期、已設定之任何表現目標及其他相關變數。董事認為在多項預測性假設之基礎上於最後實際可行日期作出購股權價值之任何計算並無意義及將對股東造成誤導。

計劃將待(i)股東通過所需普通決議案批准採納計劃及授權董事根據計劃授出購股權及根據任何購股權獲行使而配發及發行股份，及(ii)聯交所上市委員會批准根據購股權獲行使而將予發行之股份（佔在股東特別大會之日本公司已發行股本之10%）上市及買賣後方可生效。倘上述所有條件未能於採納日期後30日內或之前達成，則計劃將隨即終止，而根據計劃授出或同意授出之任何購股權及有關授出之任何要約將屬無效，且概無人士可再享有計劃項下之任何權利或利益或須承擔計劃項下之任何責任。

於現有計劃終止後，將不再根據現有計劃授出購股權。於最後實際可行日期，董事確認現有計劃並無未行使購股權及除現有計劃外，本公司並無其他購股權計劃。

本公司已向聯交所申請批准根據任何購股權所附認購權獲行使而可能發行之股份（佔在股東特別大會之日本公司已發行股本之10%）上市及買賣。

於最後實際可行日期，本公司之已發行股本由3,116,124,045股股份組成。按最後實際可行日期及股東特別大會日期之間再無發行或購回股份計算，本公司根據新計劃可能授出之購股權獲行使時可發行之股份將最多為311,612,404股。

發行及購回股份之一般授權

董事正尋求於股東特別大會上通過普通決議案授予董事新一般授權以：

(i) 配發、發行及以其他方式買賣新股份，惟面值總額不得超過股東特別大會通過建議決議案當日本公司已發行股本面值總額之20%；及

(ii) 購回股份，惟面值總額不得超過於股東特別大會通過建議決議案當日本公司已發行股本面值總額之10%。

董事亦將於股東特別大會上提呈另一項普通決議案，將授權增發根據股東特別大會上授予董事之購回授權由本公司所購回之該等股份。

股東特別大會

股東特別大會通告載於本通函第21至24頁。本通函隨附股東特別大會適用之代表委任表格。無論股東能否親身出席股東特別大會，股東務須依照隨附之代表委任表格上印備之指示將其填妥及盡快交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何不得遲於股東特別大會指定舉行時間48小時前。填妥及交回代表委任表格後，股東仍可出席股東特別大會或其任何續會及在會上投票。

建議

董事認為建議終止現有計劃、採納計劃及重續發行及購回股份之一般授權均符合本公司及股東之整體利益，因此建議股東就即將於股東特別大會上提呈之所有決議案投贊成票。

可供查閱文件

由本通函日期起至二零零二年八月二十二日（包括首尾兩日）止營業時間內計劃副本可在本公司位於香港之主要營業地點地址為香港灣仔港灣道26號華潤大廈26樓2601-2603室查閱。

閣下務請垂注本通函各附錄所載之其他資料。

此致

列位股東　台照

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添
謹啟

二零零二年七月三十日

本節包括聯交所規定就建議授予董事購回股份之授權需提呈予股東之說明函件。

1. 購回證券之聯交所規則

上市規則准許以聯交所為第一上市地之公司，可於聯交所購回其證券，惟須遵守若干限制，其中較重要者概述如下：

上市規則規定，以聯交所為第一上市地之公司於進行購回證券前，必須事先經由股東以一般授權或就特定交易之特別批准方式通過普通決議案批准，而將予購回之證券必須已全數繳足。

2. 購回之資金來源

任何購回將由本公司根據本公司之組織章程大綱及細則及根據開曼群島公司法可合法作為購回用途之資金支付。較二零零二年三月三十一日（最近經審核賬目日期）本公司之財務狀況比較，董事認為於建議購回期間，倘全面行使建議購回，將不會對本公司營運資金及借貸水平造成重大不利影響。

倘行使購回至某程度，董事認為將會對彼等認為不時對本公司合適之營運資金及借貸水平造成重大不利影響，則董事不會行使購回授權。

3. 股本

於最後實際可行日期，本公司已發行股本為3,116,124,045股股份。

如批准發行及購回證券（「購回建議」）之一般授權之有關普通決議案獲得通過，及於最後實際可行日期至股東特別大會期間，並無進一步發行或購回股份，根據購回建議，本公司可購回最高達311,612,404股股份。

4. 購回之原因

董事相信，授予董事可於市場購回股份之一般授權，符合本公司及股東之最佳利益。股份購回可提高本公司之資產淨值及／或其每股盈利，惟須視乎當時之市況及資金安排而定，而該項購回只會於董事相信購回對本公司及股東有利之情況下始進行。

5. 董事之承諾

董事已向聯交所承諾，彼等會根據上市規則、開曼群島適用公司法例及根據本公司之組織章程大綱及細則行使購回授權。

6. 收購守則之影響

倘購回股份導致一位股東於本公司之投票權益比例增加，就香港公司收購及合併守則而言，該項增加將被視為一項收購。因此，一位股東或一組一致行動之股東可(視乎所增加之股東權益水平)獲得或鞏固本公司之控制權，並須遵照香港公司收購及合併守則第26條提出強制性收購建議。於最後實際可行日期，Mainland Talent Developments Limited持有本公司已發行股本約23.33%，乃唯一持有本公司已發行股本10%或以上之主要股東。倘董事全面行使根據決議案建議授出之權利購回股份，Mainland Talent Developments Limited連同其聯繫人於本公司之持股量將增至本公司已發行股本約25.92%，而該增加不會導致須根據香港公司收購及合併守則第26條提出強制收購建議。除上述者外，於最後實際可行日期，董事並不察覺在悉數行使購回授權後將會涉及香港公司收購及合併守則之條款。

7. 董事、彼等之聯繫人士及關連人士

各董事及(在董事作出一切合理查詢後所深知及確信)彼等之任何聯繫人士目前無意在證券購回授權建議獲股東批准時出售股份予本公司。本公司概無獲其任何關連人士知會,其目前擬於本公司獲授權購回股份時出售股份予本公司,或承諾不會出售其所持之任何股份予本公司。

8. 一般事項

於截至最後實際可行日期前六個月期間內,本公司並無購回任何股份(不論在聯交所或其他地方)。

以下為股份在緊接最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價:

	股份	
	最高	最低
	港元	港元
二零零一年七月	0.217	0.095
二零零一年八月	0.114	0.098
二零零一年九月	0.104	0.080
二零零一年十月	0.115	0.080
二零零一年十一月	0.116	0.096
二零零一年十二月	0.152	0.099
二零零二年一月	0.195	0.120
二零零二年二月	0.192	0.156
二零零二年三月	0.172	0.134
二零零二年四月	0.169	0.139
二零零二年五月	0.188	0.149
二零零二年六月	0.184	0.164

以下為計劃之主要條款概要：

1. 計劃之目的旨在為參與人提供獲得本公司資本權益之機會，並鼓勵參與人致力擴大本公司及其股份之價值，令本公司及其股東整體受惠。

2. 計劃受董事會管理，其對有關計劃產生之一切事項所作之決定或詮釋或影響對所有訂約方均屬最終決定及具約束力。

3. 根據計劃，參與人類別包括本集團任何董事（包括執行董事、非執行董事及獨立非執行董事）及本集團之僱員及董事會以完全酌情權認為對本集團作出或將作出貢獻之任何顧問、諮詢人、分銷商、承包商、供應商、代理、客戶、業務夥伴、合營業務夥伴、發起人及服務供應商。

4. 向本公司任何董事、行政總裁或主要股東（定義見上市規則）或彼等各自之聯繫人士授出購股權，必須事先獲得本公司獨立非執行董事批准（不包括作為購股權承授人或其聯繫人士之獨立非執行董事）。倘向本公司之主要股東或獨立非執行董事或任何彼等各自之聯繫人士授出任何購股權會導致於截至授出日期止12個月期間（包括授出日期）內因行使向彼等授出及將授出之全部購股權（包括已行使、已註銷或尚未行使之購股權）而發行及將予發行之股份：

    (i) 合共佔已發行股份總數超過0.1%（或聯交所不時指定之其他百分比）；及

    (ii) 根據於授出日期在聯交所每日報價表所報之股份收市價計算，總值超過5,000,000港元（或聯交所不時訂定之其他金額），

上述之授出購股權必須事先獲股東於股東大會上以投票方式批准決議案，且所有本公司之關連人士須放棄投票（為免生疑，於股東大會上投票反對有關決議案而不影響有關決議案之有效性之任何關連人士除外，惟其意向須於就此寄發予股東之通函中說明）。

5. 上市規則或任何其他適用規則、規例或法例禁止或可能禁止參與人買賣股份時，概不得向任何參與人提呈或由參與人接納任何要約。

6. 根據計劃及本公司其他購股權計劃就可能授予承授人之購股權之股份數目上限不得超過本公司不時已發行股本面值之30%（「計劃限額」）。

(i) 就本計劃可能授出之購股權之股份數目上限（與本公司任何其他購股權計劃所屬之任何股份合計時）不得超過採納日期本公司已發行股本面值之10%（「計劃授權限額」）。就計算計劃授權限額而言，根據本計劃失效之購股權將不計算在內。

(ii) 第6(i)段所述之計劃授權限額可隨時在事先獲得股東批准後予以更新，惟在任何情況下不得超過批准更新計劃授權限額日期本公司已發行股本之10%。就計算已更新計劃授權限額而言，先前根據本計劃或任何其他購股權計劃授出之購股權（包括根據條款未獲行使、已註銷及失效或已行使者）將不計算在內。

(iii) 本公司可向參與人授出計劃授權限額以外之購股權，惟：

(a) 本公司須事先向股東寄發通函，其中載有指定參與人之詳情、將授出之購股權數目及條款、向指定參與人授出購股權之目的及購股權條款如何達致有關目的之闡述；及

(b) 已獲得股東獨立批准。

7. 於任何12個月期間根據計劃可授予某一承授人之購股權之股份數目上限（與任何其他購股權計劃項下之股份合計時）不得超過已發行股份之1%（「個人限額」）。本公司可向參與人授予個人限額以外之購股權，倘：

(i) 本公司事先向股東寄發通函，其中載有參與人之身份、將授出之購股權數目及條款（及先前授予該參與人之購股權）；及

(ii) 獲得股東於股東大會上獨立批准，惟建議之有關承授人（視乎情況而定）及其聯繫人士須放棄投票。

8. 購股權期間為董事作出要約時知會各承授人之期間，有關期間不得超過授出日期起計十年。

9. 在計劃條款規限下，董事會有權於採納日期起計十年內隨時按董事會絕對酌情決定向任何參與人提呈購股權要約，據此，接納購股權之有關參與人可於購股權期間內按認購價認購董事會釐定之該等數目股份。要約須訂明購股權據以授出之條款。有關條款由董事會酌情決定，可包括(i)購股權可予行使前必須持有之最少期間及／或(ii)購股權可全部或部分行使前必須達致之表現目標；及(iii)任何其他條款，全部均可按個別或一般基準實施（或不實施）。

10. 當本公司接獲一式兩份之函件，其中載有經承授人正式簽署並清楚列明承授人所接納之要約股份數目連同就授出股份支付本公司之1.00港元代價匯款後，要約將被視作已獲接納及購股權將被視作已授出、接納及生效。有關匯款在任何情況下均不獲退回。要約將以董事會不時訂定之函件格式向參與人提呈，要求參與人承諾按將予授出之購股權之條款持有購股權，並受計劃條文約束，承授人可於授出日期起計28日期間內接納購股權。

11. 認購價由董事會全權酌情釐定，惟不可低於以下三項之較高者：

(i) 於授出日期股份在聯交所每日報價表所報之收市價；

(ii) 股份於緊接授出日期前五個營業日在聯交所每日報價表所報之股份平均收市價；及

(iii) 股份之面值。

12. 因行使購股權而將予配發之股份須受當時生效之本公司組織章程大綱及細則之所有條文所規限，並將與於配發因行使購股權之股份之日與已發行之繳足股份於各方面享有同等權益，及據此賦予其持有人權利參與有關股份配發日期之後已繳或作出之所有股息或其他分派（倘記錄日期為配發股份之日期或之前，則任何之前宣派或建議或議決實繳或作出之任何股息或其他分派除外）。

13. 在計劃條文規限下，計劃將於採納日期起計十年內有效。於有關期間後，將不可再提呈或授出購股權，惟計劃之條文將在所有其他方面全面生效。於計劃有效期內授出之購股權將於十年期間屆滿後按其授出條款繼續可予行使。

14. 倘承授人因身故不再為參與人，其法定遺產代理人可於其身故後12個月期間內行使承授人之購股權配額（以尚未行使者為限），惟倘於其身故前或於其身故後六個月期間內發生第18、19、20及21段所載之事件，則其遺產代理人可於上述段落所載之不同期間內行使購股權，惟倘於承授人身故前三年期間內，承授人因觸犯第22(f)段所述之任何行為而導致本公司有權於其身故前終止其受聘者，則董事會可隨時以書面通知承授人之法定遺產代理人即時終止購股權（以尚未行使者為限）及／或倘其法定遺產代理人全部或部分行使購股權（以此為限），惟仍未向彼配發股份，則彼應被視為並未行使有關購股權，而本公司將須退還就行使該購股權而支付之股份認購價；

15. 倘身為本公司或本集團任何成員公司僱員或董事之承授人因身故以外之任何其他原因不再為參與人或基於第22(f)段所述之一項或以上之原因終止受聘或撤去董事職位，則購股權（以尚未行使者為限）將於終止受聘之日（即於本公司或任何相關附屬公司之最後實際工作日，而不論是否以代通知金之形式終止）失效及不可行使，惟董事會於有關終止日期前一個月可決定有關購股權（或其餘下部分）可於董事會釐定之終止日期後之有關期間內行使；

16. 倘承授人基於身故以外之任何其他理由，董事會以決議案方式決定非本公司或本集團任何成員公司僱員或董事之承授人不再為參與人，董事會可於終止日期起一個月內通知承授人購股權（或其餘下部分）於終止日期後之可予行使期間；

17. 倘承授人因第22(f)段所述之一項或以上原因被終止受聘或撤銷董事職位而不再為參與人，而承授人已根據計劃行使全部或部分購股權，惟仍未向彼配發股份，則承授人應被視為並未行使有關購股權，而本公司將向承授人退還就行使有關購股權已支付之股份認購價；

18. 倘向所有股份持有人（或收購方、收購方控制之任何人士及與收購方有聯繫或一致行動之任何人士以外之所有持有人）以收購形式或其他形式（根據下文第19段之協議計劃除外）提出全面收購建議，而收購建議於有關購股權屆滿日期前成為或宣佈為無條件，則本公司須隨即向承授人發出通知，而承授人仍有權於董事會所知會之期間內行使購股權；

19. 倘以協議計劃方式向全體股份持有人提出全面收購建議，並於規定召開之會議上獲所需數目之股份持有人批准，本公司須隨即向承授人發出通知，而承授人可於其後隨時（惟需於董事會知會之時限前）行使購股權；

20. 倘本公司向其股東發出召開股東大會通告，以考慮及酌情批准本公司自動清盤之決議案，本公司須隨即向承授人發出有關通知，而承授人可於其後隨時（惟須於本公司所知會之時限前）行使購股權。無論在任何情況下，本公司須於建議召開股東大會日期三日前盡快向承授人配發、發行及以承授人之名義登記因行使購股權而須予發行之該數目繳足股款股份；及

21. 倘本公司與其成員公司或債權人就本公司重組或合併之計劃而提出和解方案或償債安排（上文第19段項下之協議計劃除外），則在本公司向其成員公司或債權人發出為考慮該和解方案或償債安排而召開會議之通告當日，本公司須向所有承授人發出通告，而承授人可於其後至本公司通知之時限前隨時行使購股權。無論在任何情況下，本公司須於建議召開大會日期三日前盡快向承授人配發、發行及以承授人之名義登記因行使購股權而須予發行之該數目繳足股款股份。

22. 購股權將於下列期間（以最早發生者為準）自動失效及不可行使（以尚未行使者為限）：

(a) 購股權期限屆滿時（須受計劃之條款規限）；

(b) 第14-21段所述之期限屆滿時；

(c) 第18段所述之期限屆滿時，惟倘具司法管轄權之任何法院頒佈法令以禁止收購人於收購建議中收購其餘之股份，則購股權可行使之有關期間將不會開始運作，直至解除有關法令或除非收購建議失效或於該日期前被撤銷；

(d) 倘協議計劃（第19段所述者）生效，則第19段所述之購股權之行使期限屆滿時；

(e) 本公司開始清盤之日；

(f) 承授人（倘為本公司或本集團其他成員公司之僱員或董事）因嚴重行為不當，或有跡像顯示無法償付或無償還債務之合理可能性，或已破產，或已無力償債，或已與其一般債權人達成任何償債安排或妥協，或已被判觸犯任何涉及其品格及誠信之刑事罪行，因而終止其僱用合約或董事身份而不再為參與人，或因任何其他原因而僱主有權立即終止其僱用合約。董事會基於第22(f)段所述之一項或多項原因而終止或不終止承授人之僱用合約之決定乃最終決定；

(g) 承授人違反第23段之日；及

(h) 在第15段之規限下，承授人因任何其他原因不再為參與人之日。

23. 購股權屬承授人個人所有並不得轉讓，且承授人不得就任何購股權以任何方式出售、轉讓、抵押、按押、附以產權負擔或為給予任何其他人士任何利益。倘違反上述任何一項，本公司有權註銷授予該承授人任何未行使購股權或其部份，而不會對本公司產生任何債務。

24. 倘本公司之股本架構在購股權仍可行使期間出現變動，不論有關變動來自將溢利或儲備撥作股本、供股、股份合併、股份拆細或削減本公司股本(惟因發行股份作為交易(本公司為其中一方)之代價，而導致本公司股本架構出現變動則除外)，則：

(a) 尚未行使之購股權所涉及之股份數目或面值；

(b) 認購價；

(c) 購股權所涉及之證券；及

(d) 購股權之行使方法，

或上述之任何組合，須作出本公司核數師或獨立財務顧問應本公司要求而向董事會書面證明，無論是一般而言或就任何指定承授人而言均屬公平合理之相應調整(如有)。惟該等調整致使承授人於本公司股本之比例須與承授人先前有權獲得之比例相同，如該等調整導致股份將按低於其面值之價格發行，則不會作出該項調整。本公司核數師或獨立財務顧問於本段之身份為專家而非仲裁人，彼等之證書(如無明顯之錯誤)則對本公司及承授人而言為最終決定及具有約束力。本公司之核數師或獨立財務顧問之費用將由本公司負擔。

25. 本公司可在股東大會上通過普通決議案或董事會決議案隨時終止計劃，在此情況下將不再提呈或授出購股權，惟計劃之所有其他條文仍然全面生效及有效。於計劃期內及緊接計劃終止運作前仍未屆滿時授出之購股權將繼續可根據發行之條款在計劃終止後行使。

26. 計劃中該等有關上市規則第17.03條所載事宜之指定條文不得以參與人之利益為前題而予以修改。在未獲得股東於股東大會之批准前，不得更改董事會修訂有關計劃條款之授權。計劃條款及條件之任何重大變動，或已授出之購股權條款之任何變動亦必須於股東大會上獲股東之批准方告生效，惟根據計劃之現有條款而自動生效者除外。

27. 不論計劃有任何其他條文，在承授人發出行使通知書後但於本公司根據行使購股權而已發行及配發任何股份前，董事會有權按其絕對酌情權隨時以書面通知承授人註銷任何購股權（無論全部或部分）。

28. 倘任何購股權根據第27段被註銷，在計劃之規限下，承授人將有權獲本公司退回就行使該購股權所支付之認購價，連同額外現金款項作為註銷補償（按下文之算式計算）。退款及付款須於本公司發出註銷通知起計14個營業日內辦理。倘本公司已作出退款或付款，承授人將不得就已註銷之任何購股權而向本公司索償。所支付之款項乃按下列公式計算：

$$(A \times B) - C$$

A： 指行使購股權而將予發行之股份數目（「適用之股份」）；

B： 指於本公司接獲行使購股權通知前五個營業日（聯交所開門營業之日子），股份在聯交所每日報價表所報之收市價之平均價；及

C： 適用之股份認購價總額，

倘計算結果為負數，將被視為零。

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

茲通告恒盛東方控股有限公司（「本公司」）謹訂於二零零二年八月二十三日星期五上午九時十分（或緊隨本公司於同日上午九時正在同一地點舉行之股東週年大會結束後）假座香港北角城市花園道9號城市花園酒店宴會廳9號舉行股東特別大會，藉以考慮及酌情通過以下普通決議案：

普通決議案

1. 「**動議**：

待香港聯合交易所有限公司上市委員會批准根據本公司購股權計劃（「購股權計劃」，其印有「A」字樣之副本已提交大會並由大會主席簽署以資識別）授出之任何購股權（「購股權」）獲行使而將予發行之本公司股份（佔二零零二年八月二十三日本公司已發行股本之10%）上市及買賣後：

(i) 謹此終止本公司於一九九九年七月二日採納之現有購股權計劃；及

(ii) 謹此批准及採納購股權計劃及謹此授權本公司董事按彼等之絕對酌情權授出購股權及配發及發行本公司之股份。」

2. 「**動議**：

(A) 在下文(C)段之規限下，謹此一般及無條件批准本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力，以配發、發行及處置本公司股本中之未發行股份，以及作出或授出須行使該等權力之建議、協議及購股權（包括認股權證、債券及可轉換本公司股份之債務證券）；

(B) 授權董事於有關期間作出或授出或可能須於有關期間屆滿後須行使該等權力之建議、協議及購股權（包括認股權證、債券及可轉換本公司股份之債務證券）；

(C) 根據2(A)及(B)段之批准，除根據供股（定義見下文）或根據本公司採納之購股權計劃而行使任何購股權，或因行使附於本公司或會發行之認股權證之認購權利而發行股份，或符合本公司之組織章程細則取代全部或部分股份股息或任何以股代息計劃或類似安排而發行股份，董事配發或同意有條件或無條件配發（不論根據購股權或其他方式）之股本總面值將不可超過本公司於通過本決議案當日之已發行股本總面值之20%；及

(D) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之組織章程大綱及細則或開曼群島任何適用法律規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過一項普通決議案撤銷或修訂本決議案所給予之授權之日。

「供股」乃指本公司董事於指定期間內向於指定記錄日期名列本公司股東名冊之本公司股份持有人按其當時之持股比例提呈發售股份建議（惟本公司董事可就零碎配股權或任何有關司法權區之法例所規定之任何限制或責任或規定，或認可監管機構或證券交易所之規定而作出其認為必需或權宜之豁免或其他安排）。」

3. 「動議：

(A) 在下文(C)段之規限下，一般及無條件批准本公司董事（「董事」）於有關期間（定義見下文）行使本公司一切權力，於香港聯合交易所有限公司（「聯交所」）或證券可能於其上市及獲證券及期貨事務監察委員會及聯交所認可之任何其他交易所購回本公司股本中已發行之股份，而董事行使本公司一切權力以購回該等證券需規限於所有適用法例之規定；

(B) 上文(A)段之授權乃附加於董事之任何其他授權，並授權本公司董事代表本公司於有關期間促使本公司以本公司董事釐定之價格購回其股份；

(C) 於有關期間根據上文(A)段之批准，購回或同意有條件或無條件購回本公司股本總面值不可超過本公司於通過本決議案當日之已發行股本總面值之10%；及

(D) 就本決議案而言：

「有關期間」乃指本決議案通過之日起計直至以下三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司之組織章程大綱及細則或開曼群島任何適用法律規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東於股東大會上通過一項普通決議案撤銷或修訂本決議案所給予之授權之日。」

4. 「動議如於二零零二年七月三十日股東週年大會通告所載第2及第3項普通決議案獲得通過，本公司根據及符合上述第3項決議案購回之本公司股本股份總面值，將加於本公司董事根據及符合於二零零二年七月三十日大會通告載列之第2項決議案，本公司可能配發或同意有條件或無條件配發之本公司股本面值。」

承董事會命
恒盛東方控股有限公司
董事總經理
鄺維添

香港，二零零二年七月三十日

附註：

1. 本公司將於二零零二年八月二十一日（星期三）至二零零二年八月二十三日（星期五）（包括首尾兩日）暫停辦理股東名冊登記手續，期內將不會辦理任何股份過戶登記手續。為符合出席股東特別大會及於會上投票之本公司股東資格，所有過戶文件，連同有關股票必須不遲於二零零二年八月二十日（星期二）下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

2. 凡有權出席本公司大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。獲正式委任之代表有權在大會上舉手投票。於投票表決時，股東亦可親身或委派代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

3. 委任受委代表之文據及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或投票表決（視情況而定）指定舉行時間48小時前送達本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，該等文據所委任之人士才有權投票，如未依上列指示送交有關文據，代表委任表格即不被視為有效。

4. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表出席任何大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。

5. 供股東特別大會適用之代表委任表格隨函附上。

恒盛東方控股有限公司

HANSOM EASTERN (HOLDINGS) LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT OF FINAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002

FINAL RESULTS

The board of directors (the "Directors") of Hansom Eastern (Holdings) Limited (the "Company") announces that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2002 together with the comparative figures for the previous year are as follows:

	Notes	2002 HK$'000	2001 HK$'000 (As restated)
Turnover	3&4	240,683	322,476
Cost of sales		(167,840)	(222,849)
Gross profit		72,843	99,627
Other operating income	5	592	7,505
Distribution costs		(60,325)	(133,349)
Administrative expenses		(33,255)	(63,742)
Other operating expenses	6	(52,694)	(39,604)
Loss from operations	7	(72,839)	(129,563)
Finance costs	8	(2,122)	(2,936)
Investment income	9	653	8,183
Gain on disposal of discontinued operations	10	24,525	–
Loss on assignment of loan to a subsidiary		(4,711)	–
Net gain on disposal of interests in subsidiaries		–	53,573
Gain on transfer of certain property interests to a jointly controlled entity		–	10,696
Gain on disposal of interest in a jointly controlled entity		–	10,674
Impairment loss recognised in respect of goodwill arising from the acquisition of an associate	2	–	(48,674)
Share of results of a jointly controlled entity		–	(209)
Loss before taxation		(54,494)	(98,256)
Taxation	11	(190)	(47)
Loss before minority interests		(54,684)	(98,303)
Minority interests		(7,009)	(14,156)
Net loss for the year		(47,675)	(84,147)
Loss per share	12	HK$(0.02)	HK$(0.11)

Notes:

1. **Adoption of Statements of Standard Accounting Practice**

In the current year, the Group adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. Adoption of these SSAPs has led to a number of changes in the Group's accounting policies that have affected the amounts and disclosure reported for the current or prior periods. Certain comparative amounts and disclosure for the prior year have been restated in order to achieve a consistent presentation.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a consistent basis.

Leases

SSAP 14 (Revised) "Leases" has introduced some amendments to the basis of accounting for finance and operating leases. These changes have not had any material effect on the Group's results for the current or prior accounting periods and accordingly, no prior year adjustment had been required.

Goodwill

In the current year, the Group adopted SSAP 30 "Business combinations" and has elected not to restate goodwill or negative goodwill previously eliminated against or credited to reserves. Accordingly, goodwill arising on acquisitions prior to 1st April, 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st April, 2001 will be credited to the income statement at the time of disposal of the relevant subsidiary or associate.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised over its estimated useful life on a straight line basis. Negative goodwill arising on acquisitions after 1st April, 2001 is presented as a deduction from assets and will be released to the income statement based on an analysis of the circumstances from which the balance resulted.

2. **Prior year adjustment**

During the year, the directors of the Company have reviewed and examined the operations of the subsidiaries and an associate and their profitability potential and are of the opinion that the carrying amount of goodwill arising on the acquisition of an associate during the year ended 31st March, 2001 that had previously been eliminated to reserves is not recoverable. In accordance with Interpretation 13 "Goodwill - continuing requirements for goodwill and negative goodwill previously eliminated against/credited to reserves", the Group has restated and increased its previously reported net loss for the year ended 31st March, 2001 and accumulated losses as at 31st March, 2001 by HK$48,674,000 for the impairment loss recognised in respect of goodwill arising from the acquisition of the associate during the year ended 31st March, 2001.

3. **Turnover**

Turnover represents the net amounts received and receivable from sales of goods, sales of securities, sales of properties, interest income from provision of finance and note receivables, property rentals and advertising income during the year, and is analysed as follows:

	2002 HK$'000	2001 HK$'000
Continuing operations		
Sales of securities	66,259	12,139
Sale of properties	9,600	–
Interest income from provision of finance and note receivables	11,650	7,498
Property rentals	2,119	2,123
Advertising income	–	710
	89,628	22,470
Discontinued operations		
Sales of Western and Chinese pharmaceutical and health products and foodstuffs (note 10)	151,055	300,006
	240,683	322,476

4. **Business and geographical segment information**

During the year, the Group was organised into five main operating segments: manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs, provision of finance, trading and investment in securities, property holding and investment and investment holding.

As explained in note 10, the Group ceased its manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs operations during the year.

These divisions are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

Business segments

For the year ended 31st March, 2002

	Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000	Provision of finance HK$'000	Trading and investment in securities HK$'000	Property holding and investment HK$'000	Investment activities* HK$'000	Consolidated HK$'000
Segment Revenue	151,055	6,533	66,259	11,719	5,117	240,683
Segment Results	(12,418)	5,869	(9,504)	(11,105)	(34,272)	(61,430)
Unallocated corporate expenses						(11,409)
Loss from operations						(72,839)

For the year ended 31st March, 2001

	Manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs HK$'000	Provision of finance HK$'000	Trading and investment in securities HK$'000	Property holding and investment HK$'000	Investment activities* HK$'000	Consolidated HK$'000
Segment Revenue	300,006	4,830	12,139	2,123	3,378	322,476
Segment Results	(61,634)	20,695	(16,905)	(43,831)	(11,072)	(112,747)
Unallocated corporate expenses						(16,816)
Loss from operations						(129,563)

* These activities comprise mainly of investment in internet operations, investment in application software business, investment securities and notes receivables.

Geographical segments

The Group's operations are mainly located in Hong Kong and the People's Republic of China, other than Hong Kong (the "PRC").

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods and services:

	Sales revenue by geographical market 2002 HK$'000	2001 HK$'000	Loss from operations 2002 HK$'000	2001 HK$'000
Hong Kong	202,555	246,336	(58,649)	(109,117)
The PRC	21,995	40,024	(12,756)	(4,144)
Asia Pacific (excluding Hong Kong and the PRC)	5,538	18,383	(1,334)	(16,455)
Others	10,595	17,733	(100)	153
	240,683	322,476	(72,839)	(129,563)

5. **Other operating income**

	2002 HK$'000	2001 HK$'000
Included in other operating income are:		
Unrealised gain on other investments	–	4,266
Gain on disposal of investment properties	–	975

6. **Other operating expenses**

	2002 HK$'000	2001 HK$'000
Included in other operating expenses are:		
Impairment loss recognised in respect of investment securities	(37,000)	–
Impairment losses recognised in respect of properties held for resale	(10,000)	(40,900)
Deficit arising on valuation of investment properties	(1,680)	(180)
Forfeiture of deposit made on acquisition of a property	–	(4,149)
Loss on disposal of listed investment securities	–	(4,010)
Loss on disposal of properties under development	–	(47)
Write back of allowances for loan debtors	–	16,000

7. **Loss from operations**

	2002 HK$'000	2001 HK$'000
Loss from operations has been arrived at after charging:		
Depreciation and amortisation:		
Assets owned by the Group	4,691	12,426
Assets held under finance leases	28	54
Loss on disposal of properties held for resale	114	–

8. **Finance costs**

	2002 HK$'000	2001 HK$'000
Interest payable on:		
Bank and other borrowings wholly repayable within five years	2,107	1,320
Obligations under finance leases	15	26
Convertible notes	–	1,299
Bank and other borrowings not wholly repayable within five years	–	928
Total borrowing costs	2,122	3,573
Less: Amount capitalised in respect of properties under development	–	(637)
	2,122	2,936

9. **Investment income**

	2002 HK$'000	2001 HK$'000
Included in investment income are:		
Interest income from:		
Banks	645	4,197
Others	8	3,910
Dividend income from listed investments	–	76

10. **Discontinued operations**

During the year, the Company disposed of the remaining 51% equity interest in Tung Fong Hung Investment Limited ("TFHI") at a consideration of HK$45,900,000. TFHI is a former intermediate holding company of the Company's subsidiaries which are principally engaged in the business of manufacture and sale of Western and Chinese pharmaceutical and health products and foodstuffs. The transaction was completed on 2nd November, 2001.

The profit on disposal of TFHI amounted to HK$24,525,000, representing the difference between the proceeds of the sale and the carrying amount of the net assets of TFHI together with the attributable translation reserve of HK$585,000 and negative goodwill of HK$4,231,000 which have previously been eliminated against reserves and has not previously been charged or credited to the income statement.

The consolidated results of TFHI and its subsidiaries for the period up to 2nd November, 2001, the date of discontinuance, which have been included in the consolidated income statement of the Group, were as follows:

	1.4.2001 to 2.11.2001 HK$'000	1.4.2000 to 31.3.2001 HK$'000
Turnover	151,055	300,006
Loss from operations	(12,418)	(61,634)

11. **Taxation**

	2002 HK$'000	2001 HK$'000
The income tax expense comprises:		
Taxation of the Company and its subsidiaries		
Hong Kong Profits Tax	–	27
Overseas taxation	210	–
	210	27
Deferred taxation	(20)	20
	190	47

No provision for Hong Kong Profits Tax has been made for the year ended 31st March, 2002 as neither the Company nor its subsidiaries had any assessable profit for the year.

Hong Kong Profits Tax for the year ended 31st March, 2001 calculated at the rate of 16% on the estimated assessable profit of that year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

12. **Loss per share**

The calculation of the loss per share for the year is based on the net loss for the year of HK$47,675,000 (2001: HK$84,147,000, as restated) and on the weighted average number of 2,197,101,754 (2001: 787,944,808, as adjusted) ordinary shares in issue adjusted for the effect of a change in accounting policy (note 2) and of the Company's rights issue as approved by the shareholders of the Company on 24th August, 2001.

The adjustment to comparative loss per share is as follows:

	HK$
Reconciliation of 2001 loss per share:	
Reported figure before adjustment	0.05
Adjustment arising from the change in accounting policy in respect of the impairment loss recognised in respect of goodwill arising from the acquisition of an associate and the Company's rights issue	0.06
Restated	0.11

No diluted loss per share is presented for the years ended 31st March, 2002 and 2001 as the exercise and conversion of the share options and warrants would result in a decrease in the loss per share for both years.

13. **Transfer to and from reserves**

The rights attached to the warrants of the Company to subscribe for ordinary shares of the Company expired on 3rd May, 2001 and the balance of the warrant reserve of HK$26,754,000 was transferred to accumulated losses accordingly.

FINAL DIVIDEND

The Directors do not recommend the payment of a final dividend for the year (2001: nil).

FINAL RESULTS

For the year under review, the Group recorded a turnover of HK$240,683,000 (2001: HK$322,476,000) and a net loss of HK$47,675,000 (2001: HK$84,147,000). Loss per share was HK2 cents. The Group's loss from operations was reduced by 44% to HK$72,839,000 (2001: HK$129,563,000), mainly because the Group had disposed of its remaining interest in the loss-making pharmaceutical, health products and foodstuffs operations during the year.

Owing to the adoption by the Group of a new accounting policy for goodwill in the current year, the Group reported net loss for the year ended 31st March, 2001 was restated and increased by a prior year adjustment of HK$48,674,000, representing the impairment loss recognised in respect of goodwill arising from the acquisition of an associate during that year.

BUSINESS REVIEW

For the year under review, the Group continued to engage in the four major business segments, namely, provision of finance, trading and investment in securities, property holding and investment, and investment holding. The Group discontinued its pharmaceutical, health products and foodstuffs operations during the year, and has acquired certain new investments, including the equity interest in a company engaged in the manufacturing of GPS-based public security systems and devices in the PRC, and part of the shopping mall of Metropolitan Plaza located in Shenzhen, PRC. The acquisition of the shopping mall property is expected to be completed by the end of 2002.

Provision of Finance

The Group's money lending operation registered a profit of HK$5,869,000 for the current financial year. Revenue from this business segment increased by 35% to HK$6,533,000 (2001: HK$4,830,000) with the size of the loan portfolio expanded considerably when compared to last year. The Directors will continue to closely monitor the performance of this operation so as to maintain its positive contribution to the Group's results.

Trading and Investment in Securities

Largely due to the rather weak performance of the local stock market during the second-half of the Group's financial year, this business segment continued to incur a loss of HK$9,504,000 for the year under review (2001: HK$16,905,000). The Group's securities holdings were all liquidated before the year end and funds available had been provisionally put to other operational use.

Property Holding and Investment

The Group's property operations incurred a loss of HK$11,105,000 for the current year. The fall in market value of the Group's existing property portfolio in the PRC had caused the operations to recognise impairment loss and valuation deficits totalled HK$11,680,000, although rental income generated from the portfolio remained stable at about HK$2,100,000. Taken as a whole, the Group's property portfolio is under-performing due to its low occupancy rate and limited prospect of value growth. Various alternatives are now being considered by the Directors for better utilisation of financial resources allocated to this business segment.

Investment Activities

For the year under review, income from investments increased by 51% to HK$5,117,000 (2001: HK$3,378,000), in spite of an impairment loss of HK$37,000,000 that was recognised for an investment in a financial services group, whose subsidiaries are principally engaged in the securities brokerage and corporate finance advisory services, due to the worsening of its financial position. The mixed performance among the various investments had caused the Group's investment activities to record an overall loss of HK$34,272,000.

Pharmaceutical, Health Products and Foodstuffs

In November 2001, the Group discontinued its pharmaceutical, health products and foodstuffs operations by disposing of its remaining 51% interest in TFHI. The operations of TFHI have been loss-making for many years, up to the date of disposal, the operations posted a loss of HK$12,418,000 (before minority interests) to the Group's current year results. The Directors consider that the disposal of TFHI is beneficial to the Group as it will alleviate the adverse pressure on the Group's future financial performance, and allow the Group's financial resources to be put to more effective use. The disposal of the 51% interest in TFHI was made pursuant to the exercise of a put option arrangement previously entered, the consideration for sale was HK$45,900,000, and a gain on disposal of HK$24,525,000 was recorded by the Group.

Acquisitions and Disposals

Since the last financial year, a series of asset acquisitions and disposals have been made by the Group. During the current financial year, the Group disposed of its remaining interest in TFHI as mentioned and acquired a 14% interest in a company specialised in providing the 'intelligent home' property management system. The company is focusing on the large-scale residential property market in the Mainland and is expected to achieve a continual sales growth in the coming years.

Subsequent to the balance sheet date, in April 2002, the Group entered into agreements with the vendors of Henan Xingbang Pharmacy Limited ("Xingbang Pharmacy") to terminate the acquisitions of the entire equity interest in Xingbang Pharmacy. The vendors have not obtained the requisite approvals, including the conversion of Xingbang Pharmacy into a wholly foreign-owned enterprise, from the relevant authorities in the PRC after a prolonged extension of the completion date. As a result, the Directors consider that it is in the best interests of the Group to terminate the acquisitions and to recover the deposits paid. Deposits plus accrued interests agreed to be refunded by the vendors amounted to HK$88,802,000, up to present, an aggregate amount of HK$59,959,000 has been received by the Group according to the termination agreements. In the same month, the Group acquired a 66.7% interest in a PRC equity joint venture company engaged in the manufacturing of GPS-based public security systems and devices. The products of this company are of wide applications and the Directors are optimistic about its future performance.

In May 2002, the Group entered into an agreement to acquire part of the shopping mall of Metropolitan Plaza with an approximate gross floor area of 12,115 sq.m. for a consideration of HK$182,868,000. Metropolitan Plaza is located in Fu Tian District, being one of the most business thriving districts in Shenzhen, and is in close proximity to Huang Gang Boundary Crossing. It is now under construction and is expected to be completed by the end of 2002. The Directors consider that the shopping mall property has good investment potential in view of its location and the large development scale of Metropolitan Plaza. Also in May 2002, in light of the continual soft market sentiment and uncertainty of the internet businesses, the Group decided to recover the investment in a convertible note of HK$53,000,000 issued by a technology holding company. A large part of the convertible note principal of HK$43,000,000 plus accrued interest has been received by the Group and the remaining balance of HK$10,000,000 will be wholly repayable before the end of 2002.

Business Prospect

The Group is in the transitional stage of rationalise its asset portfolio and to promote efficiency of the various aspects of its operations. Positive steps including the disposals of some under-performing assets and cost-cutting measures have been undertaken, and performance of the Group's various business segments are constantly being assessed by the Directors. To further the Group's objective of improving return to our shareholders, certain new investments aiming to foster the Group's earning base have also been made, which coupled with the result that Mainland related investments now represent a greater portion of the Group's asset portfolio. The Directors are optimistic that these Mainland's investments will continue to be benefited by the strong momentum of the country's economic growth, and will generate favorable returns to the Group when they mature.

Employees and Remuneration Policy

As at 31st March, 2002, the Group had about 20 employees including directors. The Group remunerates its employees according to their performance, nature of the job and general market trends. Remuneration of employees are reviewed on an annual basis. Remuneration packages, including the grant of share options, are structured to motivate individual performance and contribution to the Group.

FINANCIAL REVIEW

Liquidity and Financial Resources

At the balance sheet date, the Group was in strong liquidity position with net current assets amounted to HK$438,202,000, representing an increase of 33% when compared to HK$330,506,000 last year. The Group was also in net cash position, holding bank balances and cash totalled HK$42,404,000 with no bank borrowing. Properties held for resale with a carrying value of HK$30,000,000 were pledged to secure a revolving loan facility that was unutilised at year end.

With the amount of liquid assets on hand as well as the available credit facilities, the Directors are of the view that the Group has sufficient financial resources to satisfy its ongoing operational requirements.

Foreign Currency Management

At present, the Group's foreign currency transactions are mostly denominated in Renminbi. As the exchange rate of Hong Kong dollars to Renminbi was relatively stable in the past years, the Directors consider that the Group's exposure to exchange rate risk is not significant. Appropriate measures will be undertaken by the Group to meet changes in circumstances.

Shareholders' Funds

The Group's capital base has been substantially strengthened following the Company's share placement and rights issue in May and August 2001 respectively which together raised new funds of HK$221,863,000 (net of expenses). Shareholders' funds of the Group increased sharply by 51% to HK$504,116,000 at 31st March, 2002 (2001: HK$333,800,000), which is equivalent to a net asset value of HK16 cents per share of the Company.

New funds raised during the year have been principally applied towards the acquisitions of the 14% interest in a company specialised in providing the 'intelligent home' property management system; the acquisition of the 66.7% interest in a company engaged in the manufacturing of GPS-based public security systems and devices; the enlargement of the loan portfolio of the money lending business and the addition to general working capital of the Group.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF FINAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed final results announcement containing all the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 18th July, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Hansom Eastern (Holdings) Limited (the "Company") will be held on Friday, 23rd August, 2002 at Banquet Room 9, City Garden Hotel, 9 City Garden Road, North Point, Hong Kong at 9:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors of the Company for the year ended 31st March, 2002.
2. To re-elect directors of the Company and to fix their remuneration.
3. To re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the board of directors of the Company to fix their remuneration.

By Order of the Board
Hansom Eastern (Holdings) Limited
Kwong Wai Tim, William
Managing Director

Hong Kong, 18th July, 2002

Notes:

1. The register of members of the Company will be closed from Wednesday, 21st August, 2002 to Friday, 23rd August, 2002, both days inclusive, during which period no transfer of shares will be registered. In order to be a member of the Company entitled to attend and vote at the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on Tuesday, 20th August, 2002.
2. Any member of the Company entitled to attend and vote at the meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A proxy duly appointed is entitled to vote on a show of hands at the meeting. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.
3. The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Company's share registrar, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid.
4. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

恒盛東方控股有限公司
HANSOM EASTERN (HOLDINGS) LIMITED
（於開曼群島註冊成立之有限公司）

截至二零零二年三月三十一日止年度 全年業績公佈

全年業績

恒盛東方控股有限公司（「本公司」）之董事會（「董事會」）謹此宣佈本公司及其附屬公司（「本集團」）截至二零零二年三月三十一日止年度經審核綜合業績連同上年度之比較數字如下：

	附註	二零零二年 千港元	二零零一年 千港元 （經重列）
營業額	3及4	240,683	322,476
銷售成本		(167,840)	(222,849)
毛利		72,843	99,627
其他營運收入	5	592	7,505
分銷成本		(60,325)	(133,349)
行政開支		(33,255)	(63,742)
其他營運開支	6	(52,694)	(39,604)
營運虧損	7	(72,839)	(129,563)
財務成本	8	(2,122)	(2,936)
投資收入	9	653	8,183
出售已終止業務之收益	10	24,525	—
轉讓予一間附屬公司貸款之虧損		(4,711)	—
出售附屬公司權益之收益淨額		—	53,573
轉讓若干物業權益予一間共同控制機構之收益		—	10,696
出售一間共同控制機構權益之收益		—	10,674
收購一間聯營公司所產生商譽之已確認減值虧損	2	—	(48,674)
應佔共同控制機構業績		—	(209)
除稅前虧損		(54,494)	(98,256)
稅項	11	(190)	(47)
少數股東權益前虧損		(54,684)	(98,303)
少數股東權益		(7,009)	(14,156)
年度虧損淨額		(47,675)	(84,147)
每股虧損	12	(0.02)港元	(0.11)港元

附註：

1. 採納標準會計實務準則

於本年度，本集團首次採納若干項由香港會計師公會頒佈之全新及經修訂標準會計實務準則（「會計實務準則」）。採納此等會計實務準則引致本集團會計政策之若干變動，對本期或前期所呈報之數額及披露資料構成影響。為使呈報貫徹一致，已重列上年度之若干比較數額及披露資料。

分類呈報

於本年度，本集團為符合會計實務準則第26號「分類呈報」規定而對需予呈報分類之識別基準作出改動。截至二零零一年三月三十一日止年度之分類披露資料經已作出修訂，以按貫徹一致之基準予以呈報。

租賃

會計實務準則第14號（經修訂）「租賃」對財務及經營租約之會計處理基準作出若干項修訂。此等變動對本期間或過往會計期間本集團之業績並無構成重大影響，故此，毋須作出上年度調整。

商譽

於本年度，本集團採納會計實務準則第30號「業務合併」，並選擇不重列之前於儲備撇銷或計入儲備內之商譽或負商譽。故此，於二零零一年四月一日前因收購所產生之商譽保留於儲備內，並將於出售有關附屬公司或聯營公司時，或決定該商譽減值時於收益賬內扣除。於二零零一年四月一日前因收購所產生之負商譽將於出售有關附屬公司或聯營公司時計入收益賬

地區分類

本集團之業務主要位於香港及中華人民共和國（香港除外，「中國」）。

下表提供按地區市場劃分之本集團銷售分析（不論貨品及服務之來源地）：

	按地區市場劃分之銷售收益 二零零二年 千港元	按地區市場劃分之銷售收益 二零零一年 千港元	營運虧損 二零零二年 千港元	營運虧損 二零零一年 千港元
香港	202,555	246,336	(58,649)	(109,117)
中國	21,995	40,024	(12,756)	(4,144)
亞太地區（不包括香港及中國）	5,538	18,383	(1,334)	(16,455)
其他	10,595	17,733	(100)	153
	240,683	322,476	(72,839)	(129,563)

5. 其他營運收入

	二零零二年 千港元	二零零一年 千港元
其他營運收入包括：		
其他投資之未變現收益	—	4,266
出售投資物業之收益	—	975

6. 其他營運開支

	二零零二年 千港元	二零零一年 千港元
其他營運開支包括：		
投資證券之經確認減值虧損	(37,000)	—
持作轉售物業之經確認減值虧損	(10,000)	(40,900)
投資物業估值產生之虧損	(1,680)	(180)
於收購一項物業時被沒收之訂金	—	(4,149)
出售上市投資證券之虧損	—	(4,010)
出售發展中物業之虧損	—	(47)
撥回借款人債務之準備	—	16,000

7. 營運虧損

	二零零二年 千港元	二零零一年 千港元
營運虧損已扣除下列各項：		
折舊及攤銷：		
本集團自置資產	4,691	12,426
按財務租約持有之資產	28	54
出售持作轉售物業虧損	114	—

8. 財務成本

	二零零二年 千港元	二零零一年 千港元
應付利息包括：		
須於五年內全部償還之銀行及其他借貸	2,107	1,320
財務租約承擔	15	26
可換股票據	—	1,299
毋須於五年內全部償還之銀行及其他借貸	—	928
借貸成本總額	2,122	3,573
減：有關發展中物業之撥充資本金額	—	(637)
	2,122	2,936

9. 投資收入

	二零零二年	二零零一年

末期股息

董事會建議不派付本年度之末期股息（二零零一年：無）。

全年業績

於本回顧年度，本集團錄得營業額240,683,000港元（二零零一年：322,476,000港元）及淨虧損47,675,000港元（二零零一年：84,147,000港元）。每股虧損2港仙。本集團之營運虧損下跌44%至72,839,000港元（二零零一年：129,563,000港元），主要原因為年內本集團出售其於虧損中之醫藥、保健產品及食品業務之餘下權益。

鑒於本集團於本年度對商譽採納新會計政策，本集團於截至二零零一年三月三十一日止年度錄得之淨虧損經已因上年度調整重新列賬及增加48,674,000港元，為於該年度內因收購一間聯營公司所產生之商譽之已確認減值虧損。

業務回顧

於本回顧年度，本集團繼續專注於四大業務範疇，即提供融資、買賣及投資證券、物業持有及投資及投資控股。年內，本集團終止其醫藥、保健產品及食品業務，並收購若干項新投資項目，包括一間在中國製造GPS社會安全系統及設備之公司之股本權益，以及位於中國深圳市匯港名苑之部分購物商場。收購購物商場物業之交易預期於二零零二年年底完成。

提供融資

於本財政年度，本集團之放款業務錄得盈利5,869,000港元。與去年比較，此業務所得收益增加35%至6,533,000港元（二零零一年：4,830,000港元），而貸款組合總額亦有相當之增加。董事會將繼續密切關注此業務之表現，以維持其對本集團業績帶來之正面貢獻。

買賣及投資證券

本集團財政年度之下半年度內，基於本地股市表現疲弱，於回顧年度內，此業務繼續錄得虧損9,504,000港元（二零零一年：16,905,000港元）。本集團持有之證券已於年結前全部套現，而所得資金已暫作其他營運用途。

物業持有及投資

本年度，本集團之物業業務錄得虧損11,105,000港元。儘管本集團在中國之現有物業組合提供之租金收入維持平穩約達2,100,000港元，惟物業組合市值下跌導致是項業務確認減值虧損及估值虧損合共11,680,000港元。整體而言，由於出租率偏低及增值潛力有限，本集團之物業組合表現未乎理想。董事會現正考慮多項方案，以認更佳地運用調撥至此業務之財政資源。

投資業務

於本回顧年度內，投資收入增加51%至5,117,000港元（二零零一年：3,378,000港元）；惟由於所投資之一家金融服務集團（其附屬公司主要從事證券經紀及企業融資顧問服務）之財政狀況轉壞，已為是項投資確認一筆減值虧損37,000,000港元。本集團投資業務內多項投資之不同表現令其錄得整體虧損34,272,000港元。

醫藥、保健產品及食品

於二零零一年十一月，本集團出售其於TFHI之餘下51%權益，以終止其於醫藥、保健產品及食品之業務。TFHI之業務多年來持續虧損，直至出售之日，其業務為本集團本年度業績帶來虧損12,418,000港元（未計少數股東權益前）。董事會認為，出售TFHI對本集團有利，因可紓解其對本集團日後財務表現構成之負面壓力，亦可讓本集團更有效地運用財政資源。TFHI之51%權益乃依據之前已訂立之一項認沽期權安排之行使而出售，出售代價為45,900,000港元，而本集團亦錄得出售收益24,525,000港元。

收購及出售

本集團自上一財政年度以來進行了連串之資產收購及出售。本財政年度內，本集團如前所述出售其於TFHI之餘下權益，並收購一家專門提供「智能家居」物業管理系統公司之14%之權益。該公司專注於國內之大型住宅物業市場，預期於未來數年可錄得持續之銷售增長。

結算日以後，於二零零二年四月，本集團與河南興邦藥業有限公司（「興邦藥業」）之賣方訂立協議，終止收購興邦藥業之全部股本權益。於延長完成日期後，買方尚未收到中國有關當局之必要批准，包括將興邦藥業轉為一家全外資企業。為此，董事會認為，終止收購及收回已繳訂金乃符合本集團之最佳利益。賣方同意退還之訂金已如數

[illegible]零一年四月一日前因收購所產生之負商譽將於出售有關附屬公司或聯營公司時計入收益賬內。

於二零零一年四月一日後因收購所產生之商譽已資本化，並已按其估計使用年期以直線法予以攤銷。於二零零一年四月一日後因收購所產生之負商譽已呈列為資產之一個扣減項目，並會在分析產生是項結餘之狀況後撥入收益賬內。

2. 上年度調整

年內，本公司董事已審閱及核實各附屬公司及一間聯營公司之業務及其盈利潛力，並認為於截至二零零一年三月三十一日止年度內因收購一間聯營公司所產生並已於儲備撇銷之商譽之面值乃屬不可收回。根據準則13「商譽－先前於儲備撇銷/計入儲備內之商譽/負商譽之持續規定」，本集團已就截至二零零一年三月三十一日止年度內因收購一間聯營公司所產生之商譽之已確認減值，將其先前申報於截至二零零一年三月三十一日止年度之虧損淨額及於二零零一年三月三十一日之累積虧損重新列賬及增加48,674,000港元。

3. 營業額

營業額指年內之已收及應收貨品銷售、證券銷售、物業銷售之淨額、提供融資及應收票據之利息收入、物業租金及廣告收入，並分析如下：

	二零零二年 千港元	二零零一年 千港元
持續經營		
證券銷售	66,259	12,139
物業銷售	9,600	—
提供融資及應收票據之利息收入	11,650	7,498
物業租金	2,119	2,123
廣告收入	—	710
	89,628	22,470
已終止業務		
中西醫藥及保健產品及食品銷售（附註10）	151,055	300,006
	240,683	322,476

4. 按業務及地域分類資料

年內，本集團由五個主要營運部分組成：製造及銷售中西醫藥及保健產品及食品、提供融資、買賣及投資證券、物業持有及投資及投資控股。

誠如附註10所闡釋，年內本集團終止製造及銷售中西醫藥及保健產品及食品業務。

此等部分為本集團呈報其主要分類資料之基準。

此等業務之分類資料呈列如下：

業務分類

截至二零零二年三月三十一日止年度

	製造及銷售中西醫藥及保健產品及食品 千港元	提供融資 千港元	買賣及投資證券 千港元	物業持有及投資 千港元	投資業務* 千港元	綜合 千港元
分類收益	151,055	6,533	66,259	11,719	5,117	240,683
分類業績	(12,418)	5,869	(9,504)	(11,105)	(34,272)	(61,430)
未分配企業開支						(11,409)
營運虧損						(72,839)

截至二零零一年三月三十一日止年度

	製造及銷售中西醫藥及保健產品及食品 千港元	提供融資 千港元	買賣及投資證券 千港元	物業持有及投資 千港元	投資業務* 千港元	綜合 千港元
分類收益	300,006	4,830	12,139	2,123	3,378	322,476
分類業績	(61,634)	20,695	(16,905)	(43,831)	(11,072)	(112,347)
未分配企業開支						(16,816)
營運虧損						(129,563)

* 此等業務主要包括互聯網業務投資、應用軟件業務投資、投資證券及應收票據。

	二零零二年 千港元	二零零一年 千港元
投資收入包括：		
利息收入：		
銀行	645	4,197
其他	8	3,910
上市投資之股息收入	—	76

10. 已終止業務

年內，本公司出售Tung Fong Hung Investment Limited（「TFHI」）旗下51%股本權益，作價45,900,000港元。TFHI乃本公司主要從事製造及銷售中西醫藥及保健產品及食品之各附屬公司之居中介控股公司，該交易於二零零一年十一月二日完成。

出售TFHI盈利24,525,000港元，即銷售所得款項與TFHI淨資產面值用者之差額連同之前已於儲備內撇銷但之前並未扣自或計入收益賬內之應佔匯兌儲備585,000港元及負商譽4,231,000港元。

已計入本集團綜合收益賬內之TFHI及其附屬公司直至二零零一年十一月二日（終止業務日期）止期間之綜合業績如下：

	二零零一年四月一日至二零零一年十一月二日 千港元	二零零零年四月一日至二零零一年三月三十一日 千港元
營業額	151,055	300,006
營運虧損	(12,418)	(61,634)

11. 稅項

	二零零二年 千港元	二零零一年 千港元
所得稅開支包括：		
本公司及其附屬公司之稅項		
香港利得稅	—	27
海外稅項	210	—
	210	27
遞延稅項	(20)	20
	190	47

由於本公司及其附屬公司年內並無應課稅盈利，因此並無就截至二零零二年三月三十一日止年度作出香港利得稅撥備。

截至二零零一年三月三十一日止年度之香港利得稅按該年度之應課稅盈利以稅率16%計算。

海外稅項乃按有關司法權區當時稅率計算。

12. 每股虧損

年內之每股虧損乃按年內虧損淨額47,675,000港元（二零零一年：84,147,000港元，經重列）及已發行普通股加權平均數2,197,101,754股（二零零一年：787,944,808股，經調整）並已就附註2所述會計政策變動及本公司股東於二零零一年八月二十四日批准本公司供股之影響作出調整計算。

就每股之比較虧損作出之調整如下：

	港元
二零零一年每股虧損對賬表：	
調整前之呈報數字	0.05
就收購一間聯營公司所產生商譽之已確認減值虧損之會計政策變動及本公司供股產生之調整	0.06
經重列	0.11

由於截至二零零二年及二零零一年三月三十一日止年度每股虧損因行使購股權及兌換認股權證有所下跌因而並無呈報上述兩個年度之每股攤薄虧損。

13. 撥往及撥自儲備

本公司認股權證所附可認購本公司普通股之權利已於二零零一年五月三日屆滿。因此，認股權證儲備結餘26,754,000港元已撥往累積虧損。

[illegible]為，終止收購及收回已繳訂金乃符合本集團之最佳利益。賣方同意退還之訂金另加應計利息為數88,802,000港元，至今，本集團已根據終止協議收回總額59,959,000港元。同月，本集團購入一家從事製造GPS社會安全系統及設備之中國合資經營企業之66.7%權益。此公司之產品可廣泛採用，董事會對其日後發展表現持樂觀態度。

二零零二年五月，本集團訂立一項協議，購買滙港名苑之部分購物商場，概約建築面積為12,115平方米，作價182,868,000港元。滙港名苑位處深圳最繁榮商業區之一福田區內，並鄰近皇崗口岸。項目現正進行施工，預期於二零零二年年底完工。董事會認為，鑒於滙港名苑所處位置及其大型發展規模，此購物商場物業具有良好投資潛力。另於二零零二年五月，鑒於互聯網業務市場氣氛持續偏軟及不明朗，本集團決定撤回於一間科技控股公司所發行53,000,000港元可換股票據之投資。本集團已收回大部份可換股票據本金43,000,000港元及應計利息，餘額10,000,000港元將於二零零二年年底前全數償還。

業務前景

本集團現正處於鞏固其資產組合及提升其各方面營運效率之過渡階段，並已採行多項積極措施，包括出售部分表現未乎理想資產及節省成本措施，而本集團多個業務之表現均定期由董事會評估。為進一步實現本集團令股東回報提升之目標，本集團亦已作出若干項可擴大盈利基礎之投資，而因此在國內之相關投資亦已在本集團之資產組合中佔較大比重。董事會樂觀認為，此等國內投資項目將會繼續受惠於國內強勁之經濟增長，同時，此等投資項目發展成熟時，將會對本集團帶來理想回報。

僱員及薪酬政策

於二零零二年三月三十一日，本集團包括董事在內有僱員約20名。本集團按僱員之工作表現、工作性質及整體市場趨勢釐定僱員之薪酬。僱員薪酬每年檢討。在釐定薪酬時，包括購股權之授予，亦以推動個人之工作表現及對本集團作出貢獻為宗旨。

財務回顧

資金流動性及財務資源

於結算日，本集團處於充裕之流動資金狀況，流動資產淨值為數458,202,000港元，較諸上年度330,506,000港元增加33%。本集團亦處於淨現金狀況，持有銀行結餘及現金總額42,404,000港元，且無銀行借貸。賬面值30,000,000港元之持作轉售物業已為一項於年底尚未動用之循環貸款融資作為抵押品。

鑑於手頭流動資產之數額及備用信貸，董事會認為本集團有充裕財務資源應付其持續之營運需要。

外匯管理

目前，本集團之外匯交易主要以人民幣結算。由於過去數年港元兌人民幣之匯率比較穩定，董事會認為本集團並無重大匯率風險。本集團將採取適當措施以應付情況之改變。

股東資金

藉着本公司分別於二零零一年五月及八月進行股份配售及供股而籌集新資金達221,863,000港元（已扣除費用），本集團之資本基礎已大幅加強。於二零零二年三月三十一日，本集團之股東資金銳升51%，達504,116,000港元（二零零一年：333,800,000港元），相當於本公司每股資產淨值16港仙。

年內新籌集資金主要用作收購一家專門提供「智能家居」物業管理系統公司之14%權益；收購一家從事製造GPS社會安全系統及設備公司之66.7%權益；加大貸款業務之貸款組合及增加本集團之一般營運資金。

購買、出售及贖回本公司證券

年內，本公司及其任何附屬公司概無購買、出售或贖回本公司之上市證券。

於香港聯合交易所有限公司網站公佈全年業績

載列香港聯合交易所有限公司（「聯交所」）證券上市規則附錄十六第45(1)至第45(3)段規定披露之所有資料之詳盡全年業績將於適當時候在聯交所網站上刊登。

承董事會命
恒盛東方控股有限公司
董事總經理
鄭維寧

香港，二零零二年七月十八日

股東週年大會通告

茲通告恒盛東方控股有限公司（「本公司」）謹訂於二零零二年八月二十三日（星期五）上午九時正於香港北角城市花園道9號城市花園酒店宴會廳9號舉行股東週年大會，藉以處理下列事項：

1. 省覽及考慮本公司截至二零零二年三月三十一日止年度之經審核財務報告及董事會及核數師報告；
2. 重選本公司董事及釐定其酬金。
3. 續聘德勤•關黃陳方會計師行為本公司核數師，並授權本公司董事會釐定其酬金。

承董事會命
恒盛東方控股有限公司
董事總經理
鄭維寧

香港，二零零二年七月十八日

附註：

1. 本公司將於二零零二年八月二十一日（星期三）至二零零二年八月二十三日（星期五）（包括首尾兩日）暫停辦理股東名冊登記手續，期內將不會辦理任何股份過戶登記手續。為符合出席股東週年大會及於會上投票之資格，所有過戶文件，連同有關股票必須不遲於二零零二年八月二十日（星期二）下午四時正前交回本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

2. 凡有權出席本公司大會並於會上投票之本公司任何股東，均有權委任另一名人士為其受委代表，代其出席及投票。經正式委任之代表有權在大會上參予投票。於投票表決時，股東亦可親身或委派代表投票。受委代表毋須為本公司股東。股東可委任超過一名受委代表出席同一次大會。

3. 委任受委代表之文據及經簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會或投票表決（視情況而定）指定舉行時間48小時前送達本公司之股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，該等文據所委任之人士才有權投票。如未依上列指示送交有關文據，代表委任表格即不被視為有效。

4. 倘為任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表出席大會就有關該等股份投票，猶如其為唯一有權投票者；惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該等股份排名首位之持有人方有權就該等股份投票。